The Fairmont Fund Trust
1346 South Third Street
Louisville, Kentucky  40208

Gentlemen:
     This letter is in response to your request for our opinion in connection with the Rule 24f-2 Notice for the Trust for the fiscal year ended December 31, 1995.

     We have examined a copy of (a) the Trust's Agreement and Declaration of Trust and amendments thereto, (b) the Trust's By-Laws and amendments thereto, and (c) all such agreements, certificates of public officials, certificates of officers and representatives of the Trust and others, and such other documents, papers, statutes and authorities as we deem necessary to form the basis of the opinion hereinafter expressed. We have assumed the genuineness of the signatures on original documents submitted to us, the conformity to executed documents of all unexecuted copies submitted to us and the conformity to the original of all copies submitted to us as conformed or copied documents.

     Insofar as the opinions contained herein involve matters of the laws of the Commonwealth of Kentucky, they are based solely on the opinion of John S. Greenebaum, P.S.C., a copy of which is attached hereto

     Based upon the foregoing, we are of the opinion that the shares of the Trust, the registration of which the Notice makes definite in number, if issued in accordance with the Prospectus and Statement of Additional Information of the Trust, were legally issued, full paid and non-assessable.

     We herewith give you our permission to file this opinion with the Securities and Exchange Commission as an exhibit to the Notice referred to above.

                                        Very truly yours,


                                        BROWN, CUMMINS & BROWN CO., L.P.A.
BCB/jh